March 2, 2005



Mail Stop 0408

By U.S. Mail and facsimile to (859) 734-7671

Arthur L. Freeman
Chairman and CEO
1st Independence Financial Group, Inc.
104 South Chiles Street
Harrodsburg, KY 40330


Re:	1st Independence Financial Group, Inc.
      Form 10-KSB for the year ended September 30, 2004
      File No. 0-26570

Dear Mr. Freeman:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please address the following comments in your future filings and provide us drafts of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







10-KSB

Item 1 - Business

Borrowings - page 18

1. Please revise here or in Note 10 to the financial statements to include the disclosures required by Item VII of Industry Guide 3.

Item 3 - Legal Proceedings - page 23

2. Please revise here and in Note 20 to the financial statements to disclose management`s assessment of threatened and pending litigation on your financial position, results of operations and cash flows. Also, disclose any available estimate of the compensatory and punitive damages sought by the plaintiffs or disclose that an estimate is not available.

Item 6 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Comparison of the Results of Operations for the Years Ended
September
30, 2004 and 2003

Continuing Operations

General - page 29

3. Please revise here and in Note 2 to the financial statements to provide a tabular presentation of each cost associated with the acquisition of Independence. In your table, disclose whether each cost was expensed as incurred are whether it was accrued. Your revisions should also clarify how you considered EITF 95-3 in recording this acquisition.

Item 7 - Financial Statements

Note 2 - Business Acquisition - page F-14
4. Please revise to disclose how you determined the fair value of the core deposit intangible and how you determined the appropriateness of a 4.5 year life, including an explanation of why management does not expect the estimated benefits of relationships associated with the $95 million in acquired deposits to be no more than $27,201. Balance that determination with an expanded discussion of how you determined that $281,155 of the $2,000,000 paid for the 22.5% interest in Independence in 2003 represented core deposit intangibles with a life of 7 years, as disclosed in Note 7.

Note 3 - Subsidiary Held for Disposal - page F-15
5. Please revise to disclose how you determined the price to be paid for the real property to be purchased from Citizens, including whether or not a third party appraisal was obtained. Disclose the exact nature of the property, how was used by Porter Bancorp, what your specific future growth plans are for using it, the anticipated costs to bring it to its intended use and when you anticipate executing those plans.
6. Please revise to reconcile the net income of Citizens reported here to the amounts reported in your statements of operations. We note the significant loss on these operations in 2003 and believe a discussion is appropriate.

Note 8 - Leases - page F-22
7. Please revise to disclose the monthly lease payment under each lease. Clarify how you considered purchase options in determining that those leases should be accounted for as operating leases.

Note 17 - Stock Option Plans - page F-31
8. Please revise Note 2 to disclose how you accounted for the Independence options under paragraphs 83 through 85 of FIN 44.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments, indicates your intent to include the requested disclosure in future filings, and provides us drafts of your intended revisions. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat, Staff Accountant at (202) 824-
5418
or me at (202) 942-1782 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Paul Cline
             Senior Accountant

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Arthur L. Freeman
1st Independence Financial Group, Inc.
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